#2 D1

For the Common shares of the Company (the "Shares").

The Register of Holders and Register of Transfer to be kept by Montreal Trust at its principal office in the City of Calgary and Registers of Transfers to be kept at its principal offices in the city of Calgary.

This Agreement made as of the 12 day of August, 1996, in the City of Calgary, Province of Alberta, Canada, and effective as at the 12 day of August, 1996.

BETWEEN:

MARCHWELL CAPITAL CORP., a company duly incorporated under the laws of Alberta, having its registered office in the City of Calgary.

(herein called the "Company")

OF THE FIRST PART

AND:

MONTREAL TRUST COMPANY, and/or **MONTREAL TRUST COMPANY OF CANADA**, hereinafter called "Montreal Trust", a trust company incorporated under the laws of Canada, having an office in the City of Calgary.

OF THE SECOND PART

This agreement witnesses that in consideration of the mutual premises and agreements contained herein, the parties hereto covenant and agree as follows:

1. TRANSFER AGENCY AND REGISTRARSHIP

The Company hereby appoints Montreal Trust as transfer agent and registrar for the Company in the aforementioned office(s) of its aforementioned Shares, and Montreal Trust hereby accepts such appointment upon the terms and conditions herein contained.

2. DIVIDEND DISBURSING AGENT

The Company hereby appoints Montreal Trust as agent to disburse dividends to the shareholders of the Company, which may from time to time be declared by the Board of Directors of the Company on the Shares and Montreal Trust hereby accepts such appointment upon the terms and conditions herein contained.

Montreal Trust shall disburse to the shareholders of the Company all dividends which may be declared by the Board of Directors of the Company on the Shares upon receiving a certified copy of a resolution of the Board of Directors of the Company declaring such dividends as well as funds in an amount sufficient for the payment of such dividends at least one business day before each dividend disbursement date.

3. REGISTERS OF HOLDERS AND OF TRANSFERS

Montreal Trust shall keep the Company's Register of Holders and Register(s) of Transfers (collectively the "Registers") and share certificates and, subject to any particular instructions as may from time to time be given to it by or under the authority of the Board of Directors of the Company, Montreal Trust shall:

(a) make such entries from time to time in the registers as may be necessary in order that the accounts of each shareholder of the Company be properly and accurately kept and transfers of Shares properly recorded;

(b) countersign and issue Share certificates to the shareholders entitled thereto representing the Shares held by or transferred to them respectively;

(c) record the particulars of all transfers of Shares upon the Register of Transfers or branch Register(s) of Transfers; and

(d) furnish to the Company, at the Company's expense, at all times such statements, lists, entries, information and material concerning transfers and other matters prepared by it as transfer agent and registrar of the Company including all reasonable documents, papers, information and material as it may have and as the Company may require.

4. SIGNATORIES

The Company hereby undertakes to deliver any appointment of signatories which may be required from time to time by Montreal Trust.

The Company shall lodge with Montreal Trust certified specimens of the signatures of the Directors and/or Officers of the Company authorized to sign share certificates and other documents.

The Company undertakes to provide Montreal Trust with all possible assistance in identifying the signatures of shareholders so that Montreal Trust may be in a position to guard against illegal transfers.

Montreal Trust may act upon any signature, certificate or other document believed by it to be genuine and to have been signed by the proper person or persons or refuse to transfer a share certificate if it is not satisfied as to the propriety of the requested transfer and, in so doing, Montreal Trust shall be held harmless by the Company from all liability and expense if it acted in good faith.

5. LEGAL ADVICE

Montreal Trust is hereby authorized, at its discretion and at the expense of the Company, to refer all documents or requests relating to any transfers to the Company's legal department and, at its discretion, to either the Company's solicitors or to the solicitors for Montreal Trust for direction and advice and Montreal Trust, in so doing, shall be held harmless from any liability for any action taken by it in accordance with such instructions or advice. Montreal Trust may, however, pass on any documents which appear to it to be in order, and, in such cases, shall be held harmless by the Company from any liability and expense if it acted in good faith.

6. LIMIT OF LIABILITY

The transfer of any Shares in respect of a share certificate presented to Montreal Trust may be refused by it until such time as it is satisfied that such share certificate is valid, that the endorsement thereon is genuine and that the transfer requested is properly and legally authorized. Montreal Trust shall not incur any liability in refusing in good faith to effect any transfer which in its judgement is improper or unauthorized.

Montreal Trust shall be fully protected and held harmless by the Company in all cases where Montreal Trust has acted in accordance with the Company's instructions.

The Company agrees to indemnify Montreal Trust and hold it harmless from any liability which may arise out of acts performed or omitted in accordance with the provisions of this Agreement as the same may be amended, modified or supplemented from time to time, also in accordance with the provisions of this Agreement, except for any liability arising out of the negligence, willful default, misconduct or bad faith of Montreal Trust.

7. DOCUMENTS

The Company agrees that it will promptly furnish to Montreal Trust from time to time:

(a) copies of all articles, any amendments thereto, any Memoranda of Association and all relevant By-laws or Articles of Association;

(b) copies of all resolutions of the Board of Directors of the Company allotting or providing for the issue of Shares; and

(c) copies of all relevant documents and proceedings relating to increases and reductions in the Company's capital, the reorganization of or change in its capital or the bankruptcy or winding-up of the Company or the surrender of its charter.

8. CUSTODY

All share certificates surrendered to Montreal Trust for cancellation shall be held by it for a period of ten years. Montreal Trust shall not be required to hold such share certificates after the expiry of such period and the Company agrees to instruct Montreal Trust from time to time as to the disposal to be made of them.

9. ASSIGNMENT

This agreement may be assigned by Montreal Trust without notice to another transfer agent and registrar if the latter is either a related party of Montreal Trust or a successor in title to Montreal Trust.

10. NOTICES

Any notice or notification to be given by one part to this Agreement to the other party to this Agreement shall be in writing and shall be delivered to the following address:

If it to the Company:

1600, 407 - 2nd Street, S.W., Calgary, Alberta T2P 2Y3

and to the following address if to Montreal Trust:

600, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8

Attention: Manager, Stock and Bond Transfer Department

11. FEES AND EXPENSES

The Company shall pay Montreal Trust for the above-mentioned services in accordance with the existing tariff of fees, which tariff is subject to revision from time to time during the term of this Agreement and shall reimburse Montreal Trust for all costs and expenses, including legal fees, if applicable, incurred for the carrying out of its duties hereunder. The current rates are shown on the accompanying Schedule "A".

12. TERMINATION

Montreal Trust shall deliver over to the Company the said books and shareholders records and any documents and papers connected therewith or with the business of the company transacted hereunder, upon the termination of the Transfer Agency and Registrarship Agreement and after full execution by the Company of all its obligations in accordance with the terms and conditions of the said Agreement, including the payment of all fees owed.

A receipt signed by the President, Vice President or Secretary of the Company shall be valid discharge to Montreal Trust. In the event the Company defaults in its payment obligations to Montreal Trust in accordance with the fees set out in Schedule "A", as amended from time to time, within forty-five (45) days following the end of each month, Montreal Trust shall have the right to immediately terminated the Transfer Agency and Registrarship Agreement, subject to Montreal Trust's rights and recourses under this agreement.

Montreal Trust shall be entitled, in addition to the above remedies, to any other rights and recourses it may have against the Company.

This Agreement may be terminated by either the Company or Montreal Trust upon three months notice, in writing, being given to the other.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the date and at the place first above written.

MARCHWELL CAPITAL CORP.

K Peter Miller

Authorized Signature

Authorized Signature

MONTREAL TRUST COMPANY OF CANADA

Marilyne Paynter

Authorized Signature

L. Hering

Authorized Signature

Stock"). All corporate action necessary for the authorization, execution, delivery and performance of this Engagement Agreement has been taken. This Engagement Agreement constitutes valid and binding obligations of the Company. The Capital Stock and the Warrant Stock, when issued in accordance with the terms of the Subscription Materials and the Company's Articles of Incorporation, will be duly and validly authorized and issued, fully paid and non-assessable;

(e) The execution, delivery and performance of this Engagement Agreement and the Placement of the Securities and the issuance of the Capital Stock and Warrant Stock will not violate any provision of the constating documents of the Company or any agreement or other instrument to which the Company is a party or by which it is bound. Any necessary approvals, governmental and private, will be obtained by the Company prior to any closing;

13. Indemnity. Exhibit A to this Engagement Agreement regarding indemnification is incorporated by reference as if fully set forth herein.

14. Publicity. The Company will agree, if requested by the Finder, to include a reference to the Finder in any press release or other public communication issued by the Company with respect to the Private Placement.

15. Amendments and Waivers, Counterparts. No provision of this Agreement may be waived or amended except in a written instrument signed by the parties. No waiver with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right. This Engagement Agreement may be executed in several counterparts, all of which taken together shall constitute one (1) single agreement between the Parties hereto. Proof of a validly executed counterpart may be sent to the other party hereto via facsimile.

16. Governing Law. Except as may be governed by the FINRA rules and regulations or the US federal securities laws, all questions concerning the construction, validity, enforcement and interpretation of this Engagement Agreement shall be governed by and construed and enforced in accordance with the internal laws of the Province of British Columbia, without regard to the principles of conflicts of law thereof. Each party agrees that all Proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Engagement Agreement (whether brought against a party hereto or its respective affiliates, employees or agents) shall be commenced exclusively in the British Columbia Courts. Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the British Columbia Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any Proceeding, any claim that it is not personally subject to the jurisdiction of any such British Columbia Court, or that such Proceeding has been commenced in an improper or inconvenient forum. Each party hereto hereby irrevocably waives personal service of

process and consents to process being served in any such Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Engagement Agreement or the transactions contemplated hereby. If either party shall commence a Proceeding to enforce any provisions of this Engagement Agreement, then the prevailing party in such Proceeding shall be reimbursed by the other party for its reasonable attorneys' fees and other costs and expenses incurred with the investigation, preparation and prosecution of such Proceeding. "Proceeding" means any action, arbitration, audit, examination, investigation, claim, demand, inquiry, hearing, litigation, suit or appeal (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, and whether public or private) commenced by or involving any of the parties to this Engagement Agreement.

17. Entire Agreement. This Agreement contains the entire understanding of the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, discussions and representations, oral or written, with respect to such matters, which the parties acknowledge have been merged into this Agreement.

Please confirm that the foregoing is in accordance with your understandings and agreements with the Finder by signing and returning to us the duplicate of this Engagement Agreement enclosed herewith.

Very truly yours,

Scarsdale Equities LLC

By: [signature]

Its: Chief Operating Officer

Agreed to and Accepted:

Eurasian Minerals Inc.

By: [signature]

Its: CORP. SECRETARY

Exhibit A to Engagement Agreement

Indemnity

In consideration of the agreement of Finder to act on behalf of the Company pursuant to the attached Engagement Agreement, the Company agrees to indemnify and hold harmless Finder, its affiliates (within the meaning of the Securities Act of 1933), and each of their respective partners, directors, officers, agents, consultants, employees and controlling persons (within the meaning of the Securities Act of 1933) (Finder and each such other person or entity are hereinafter referred to as an "Indemnified Person"), from and against any losses, damages, expenses and liabilities (collectively "Liabilities") or actions, investigations, inquiries, arbitrations, claims or other proceedings in respect thereof, including enforcement of this agreement (collectively "Actions") (Liabilities and Actions are herein collectively referred to as "Losses"), as they may be incurred (including all reasonable legal fees and other expenses incurred in connection with investigating, preparing, defending, paying, settling or compromising any Losses, whether or not in connection with any pending or threatened Action, and notwithstanding the absence of a final determination as set forth below as to the Company's obligation to reimburse an Indemnified Person for such Losses and the possibility that such payments might later be held to have been improper) to which any of them may become subject and which are related to or arise out of any breach by the Company act, omission, transaction or event contemplated by ofthe Engagement Agreement. The Company will not, however, be responsible under the foregoing provisions with respect to any Losses to the extent that it shall have been finally determined by a court of competent jurisdiction in accordance with the terms of the Engagement Agreement that such Losses resulted primarily from actions taken or omitted to be taken by an Indemnified Person due to its negligence or willful misconduct. To the extent that any prior payment has been made by the Company to such Indemnified Person is so determined to have been improper by reason of such Indemnified Person's negligence or willful misconduct, such Indemnified Person shall promptly pay such amount to the Company, together with interest, at the prime rate announced from time to time by U.S. Bank, N.A.

If the indemnity referred to in this Exhibit A should be, for any reason whatsoever, unenforceable, unavailable or otherwise insufficient to hold each Indemnified Person harmless, the Company shall pay to or on behalf of each Indemnified Person contributions for Losses so that each Indemnified Person ultimately bears only a portion of such Losses as is appropriate (i) to reflect the relative benefits received by each such Indemnified Person, respectively, on the one hand and the Company on the other hand in connection with the transaction or (ii) if the allocation on that basis is not permitted by applicable law, to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of each such Indemnified Person, respectively, and the Company as well as any other relevant equitable considerations; *provided, however,* that in no event shall the aggregate contribution of all Indemnified Persons to all Losses in connection with any transaction exceed the amount of the fee actually received by Finder pursuant to the Engagement Letter. The respective relative benefits received by Finder and the Company in connection with any transaction shall be deemed to be in the same proportion as the aggregate fee paid to Finder in connection with the transaction bears to the total consideration of the transaction. The relative fault of each Indemnified Person and the Company shall be determined by reference to, among other things, whether the actions or omissions to act were by such Indemnified Person or the Company and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action or omission to act.

The Company also agrees that no Indemnified Person shall have any liability to the Company or its affiliates, directors, officers, employees, agents or shareholders, directly or indirectly, related to or arising out of the Engagement Agreement, except Losses incurred by the Company which it shall have been finally determined by arbitration in accordance with the terms of the Engagement Agreement to have resulted primarily from actions taken or omitted to be taken by such Indemnified Person due to its negligence or willful misconduct. In no event, regardless of the legal theory advanced, shall any person be liable for any consequential, indirect, incidental or special damages of any nature arising hereunder. The Company agrees that without Finder's prior written consent it shall not settle any pending or threatened claim, action, suit or proceeding related to the Engagement Agreement unless the settlement also includes an express unconditional release of all Indemnified Persons from all liability and obligations arising therefrom, or the Company reaffirms its obligations to indemnify for or contribute to Losses incurred by any unreleased Indemnified Person as herein provided.

Promptly after its receipt of notice of the commencement of any action, any Indemnified Person will, if a claim in respect thereof is to be made against the Company hereunder, notify in writing the Company of the commencement thereof; but omission so to notify the Company will not relieve the Company from any liability hereunder which it may have to any Indemnified Person. If the Company so elects, the Company may assume the defense of such Action in a timely manner, including the employment of counsel (reasonably satisfactory to Finder) and payment of expenses, provided the Company acknowledges in writing its unconditional obligation pursuant to this agreement to indemnify Finder in respect of such Action and provides to Finder evidence reasonably satisfactory to Finder that the Company will have the financial resources to conduct such defense actively and diligently and permits Finder and counsel retained by Finder at its expense to participate in such defense. Notwithstanding the foregoing, in the event Finder determines in its sole discretion that it is advisable for the Indemnified Persons to be represented by separate counsel, then Finder may employ on behalf of the Indemnified Persons a single separate counsel to represent or defend such Indemnified Persons in such action, claim, proceeding or investigation and Finder will pay the fees and disbursements of such separate counsel as incurred.

In the event of any fundamental change involving the corporate structure of the Company, such as by merger, plan of exchange or sale of all or substantially all of its assets, any executory obligations of the Company in this engagement letter shall, if not assumed by operation of law, be assumed by contract by the acquiring entity or arrangements made to protect the interests of Finder reasonably satisfactory to Finder.

If multiple claims are brought against Finder in any Action with respect to at least one of which indemnification is permitted under applicable law and provided for under this agreement, the Company agrees that any judgment, arbitration award or other monetary award shall be conclusively deemed to be based on claims as to which indemnification is permitted and provided for.

The obligations of the Company referred to above shall be in addition to any rights that any Indemnified Person may otherwise have.

Exhibit B – List of Investors Attributable to Finder

Mathew Lazarus 10,000 (C$25,000)
NTC and Co TTEE Conus Partners PSP FBO Mathew Lazarus 10,000 (C$25,000)
Blackberry Mining Fund 7500 (C$18,750)
Iroquois Master Fund Ltd 40,000 (C$100,000)
NextView Capital 100,000 (C$250,000)
Osiris Investment Partners 50,000 (C$125,000)
William Matlack 82,500 ($206,250)
Ann Marie Vernes 83,000 ($207,500)

Total units: 383,000

5% x 383,000 = 19,150 units

5% x 383,000 = 19,150 finder warrants

Distribute as follows:

With respect to units:

Scarsdale Equities	3,830
William Matlack	13,970
Wade Black	550
Samir Si-Ahmed	800

With respect to finder's warrants:

Scarsdale Equities	3,830
William Matlack	13,970
Wade Black	550
Samir Si-Ahmed	800

Exhibit C

FINDER'S CERTIFICATE

In connection with the private placement ("**Private Placement**") in the United States and to, or for the account or benefit of, U.S. Persons of the units (the "**Units**") of common shares and warrants of Eurasian Minerals Inc. (the "**Company**") pursuant to the Finder's Agreement dated November 3, 2010 (the "**Engagement Agreement**") between Scarsdale Equities LLC ("**Scarsdale**") and the Company, Scarsdale does hereby certify as follows:

(i) Scarsdale is, and was throughout the Private Placement, duly registered as a broker-dealer with the United States Securities and Exchange Commission (known as the 'SEC') and with each state securities regulatory authority in whose jurisdiction it has introduced subscribers to the Company to purchase the Units, and is and was throughout the Private Placement a member in good standing with the Financial Industry Regulatory Authority, Inc. (known as 'FINRA');

(ii) All offers of Units in the United States by Scarsdale have been effected in accordance with all applicable United States federal and state laws and regulations governing the registration and conduct of securities brokers and dealers;

(iii) In respect of the Units offered by Scarsdale within the United States and to, or for the benefit or account of, U.S. Persons (collectively, "**U.S. Offerees**"), Scarsdale had reasonable grounds to believe and did believe, immediately prior to the Private Placement, that each U.S. Offeree was a U.S. Accredited Investor and, on the date hereof, Scarsdale continues to believe that each U.S. Offeree purchasing is a U.S. Accredited Investor;

(iv) No form of Directed Selling Efforts or General Solicitation or General Advertising was used by Scarsdale in connection with the offer of the Units in the United States or to, or for the account or benefit of, U.S. Persons; and

(v) Scarsdale's activities in connection with the Private Placement have been conducted in accordance with the Engagement Agreement and, in the United States, to, or for the account or benefit of, U.S. Persons in accordance with the requirements of Rule 506 of Regulation D and, outside of the United States, in accordance with the requirements of Regulation S.

Terms used in this certificate have the meanings given to them in the Engagement Agreement.

DATED this _______ day of November, 2010

SCARSDALE EQUITIES LLC

[SPECIMEN]

By: ______________________________

____

Name Position